SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934*
                                Amendment No. 1
                             ----------------------

                   QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME
                                (Name of Issuer)

                             QUILMES INDUSTRIAL S.A.
                   (Translation of Issuer's Name into English)
                             ----------------------

                    CLASS B COMMON SHARES, WITHOUT PAR VALUE

  AMERICAN DEPOSITARY SHARES, EACH OF WHICH REPRESENTS 2 CLASS B COMMON SHARES,
          WITHOUT PAR VALUE, EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
                         (Title of Class of Securities)

                             ----------------------
                                    74838Y20
                                 (CUSIP Number)
                             ----------------------

     BENOIT LOORE              GEORGE H. WHITE            PAUL ALAIN FORIERS
       INBEV SA            SULLIVAN & CROMWELL LLP         SANDRINE HIRSCH
   VAARTSTRAAT 94/4           1 NEW FETTER LANE              SIMONT BRAUN
     3000 LEUVEN               LONDON EC4A 1AN          AVENUE LOUISE 149 (20)
       BELGIUM                     ENGLAND                      B-1050
(011) (32) 16 315 870      (011) (44) 20 7959-8900            BRUXELLES
                                                               BELGIUM
                                                        (011) (32) 2 543 70 80

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                             ----------------------
                                 OCTOBER 29, 2004
                  (Date of Event to Which This Filing Relates)
--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                         (Continued on following pages)

CUSIP NO. 74838Y20
--------------------------------------------------------------------------------
         Names of Reporting Persons
         INBEV S.A.
   1
         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2     (a) [X]
         (b) [_]
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)
         OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization
         KINGDOM OF BELGIUM
--------------------------------------------------------------------------------
                    7      Sole Voting Power
                           0
    Number of       ------------------------------------------------------------
     Shares         8      Shared Voting Power
  Beneficially             33,388,914 CLASS B COMMON SHARES*
  Owned by Each     ------------------------------------------------------------
    Reporting       9      Sole Dispositive Power
   Person with             0
                    ------------------------------------------------------------
                    10     Shared Dispositive Power
                           38,388,914 CLASS B COMMON SHARES*
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each Reporting Person
  11     38,388,914 CLASS B COMMON SHARES*
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
  12     Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
  13     77.3%*
--------------------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
  14     CO
--------------------------------------------------------------------------------

*/ On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa) Societe Anonyme. (the "Issuer" or "Quinsa"). On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev ("Dunvegan"), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC"). In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.97% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken"), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement (described below) were consummated. Accordingly, BRC S.a.R.L. contributed to Inbev SA, formerly Interbrew S.A. ("InBev"), 100% of the capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg ("Tinsel Lux"), which directly owns 100% of the capital stock of InBev Holding Brasil S.A. (previously named Braco Investimentos S.A. and formerly Tinsel Participacoes Ltda.), a company incorporated under the laws of the Federative Republic of Brazil ("Braco"), and indirectly owns 98.64% of the capital stock of Empresa de Administracao e Participacoes S.A. - ECAP, a company incorporated under the laws of the Federative Republic of Brazil ("ECAP"). Braco and ECAP, together, hold 8,253,913,260 AmBev common shares. In exchange for the contribution of Tinsel Lux, InBev issued 141,712,000 new ordinary shares to BRC. Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev common shares and 11,398,181,319 new AmBev preferred shares to a Interbrew International B.V., a company organized under the laws of the Netherlands and a subsidiary of InBev ("IIBV") in connection with the consummation of the transactions contemplated by the Incorporacao Agreement (described below). See Items 2, 3, 4 and 6.

As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporacao Agreement (described below), InBev holds, directly and indirectly, 16,120,095,142 AmBev common shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 48% economic interest in AmBev. InBev also shares voting and dispositive power over an additional 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao") which is party to the AmBev Shareholders Agreement (described below) with Braco and ECAP relating to the parties' AmBev common shares. The Stichting Interbrew (the "Stichting") holds 321,712,000 InBev ordinary shares, representing approximately 56% of all issued and outstanding InBev ordinary shares. See Items 2, 3, 4 and 6.

In addition, BAC has elected not to accelerate its right to exercise the option described above to sell to AmBev Class A Shares of Quinsa, which was triggered as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement. See Item 6 below.

CUSIP NO. 74838Y20
--------------------------------------------------------------------------------
         Names of Reporting Persons
         STICHTING INTERBREW
   1
         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2     (a) [X]
         (b) [_]
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)
         AF
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization
         THE NETHERLANDS
--------------------------------------------------------------------------------
                    7      Sole Voting Power
                           0
    Number of       ------------------------------------------------------------
     Shares         8      Shared Voting Power
  Beneficially             33,388,914 CLASS B COMMON SHARES*
  Owned by Each     ------------------------------------------------------------
    Reporting       9      Sole Dispositive Power
   Person with             0
                    ------------------------------------------------------------
                    10     Shared Dispositive Power
                           38,388,914 CLASS B COMMON SHARES*
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each Reporting Person
  11     38,388,914 CLASS B COMMON SHARES*
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
  12     Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
  13     77.3%*
--------------------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
  14     OO
--------------------------------------------------------------------------------

*/ On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa) Societe Anonyme. (the "Issuer" or "Quinsa"). On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev ("Dunvegan"), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC"). In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.97% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken"), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement (described below) were consummated. Accordingly, BRC S.a.R.L. contributed to Inbev SA, formerly Interbrew S.A. ("InBev"), 100% of the capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg ("Tinsel Lux"), which directly owns 100% of the capital stock of InBev Holding Brasil S.A. (previously named Braco Investimentos S.A. and formerly Tinsel Participacoes Ltda.), a company incorporated under the laws of the Federative Republic of Brazil ("Braco"), and indirectly owns 98.64% of the capital stock of Empresa de Administracao e Participacoes S.A. - ECAP, a company incorporated under the laws of the Federative Republic of Brazil ("ECAP"). Braco and ECAP, together, hold 8,253,913,260 AmBev common shares. In exchange for the contribution of Tinsel Lux, InBev issued 141,712,000 new ordinary shares to BRC. Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev common shares and 11,398,181,319 new AmBev preferred shares to a Interbrew International B.V., a company organized under the laws of the Netherlands and a subsidiary of InBev ("IIBV") in connection with the consummation of the transactions contemplated by the Incorporacao Agreement (described below). See Items 2, 3, 4 and 6.

As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporacao Agreement (described below), InBev holds, directly and indirectly, 16,120,095,142 AmBev common shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 48% economic interest in AmBev. InBev also shares voting and dispositive power over an additional 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao") which is party to the AmBev Shareholders Agreement (described below) with Braco and ECAP relating to the parties' AmBev common shares. The Stichting Interbrew (the "Stichting") holds 321,712,000 InBev ordinary shares, representing approximately 56% of all issued and outstanding InBev ordinary shares. See Items 2, 3, 4 and 6.

In addition, BAC has elected not to accelerate its right to exercise the option described above to sell to AmBev Class A Shares of Quinsa, which was triggered as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement. See Item 6 below.

CUSIP NO. 74838Y20
--------------------------------------------------------------------------------
         Names of Reporting Persons
         EUGENIE PATRI SEBASTIEN S.A.
   1
         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2     (a) [X]
         (b) [_]
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)
         AF
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization
         LUXEMBOURG
--------------------------------------------------------------------------------
                    7      Sole Voting Power
                           0
    Number of       ------------------------------------------------------------
     Shares         8      Shared Voting Power
  Beneficially             33,388,914 CLASS B COMMON SHARES*
  Owned by Each     ------------------------------------------------------------
    Reporting       9      Sole Dispositive Power
   Person with             0
                    ------------------------------------------------------------
                    10     Shared Dispositive Power
                           38,388,914 CLASS B COMMON SHARES*
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each Reporting Person
  11     38,388,914 CLASS B COMMON SHARES*
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
  12     Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
  13     77.3%*
--------------------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
  14     CO
--------------------------------------------------------------------------------

*/ On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa) Societe Anonyme. (the "Issuer" or "Quinsa"). On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev ("Dunvegan"), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC"). In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.97% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken"), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement (described below) were consummated. Accordingly, BRC S.a.R.L. contributed to Inbev SA, formerly Interbrew S.A. ("InBev"), 100% of the capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg ("Tinsel Lux"), which directly owns 100% of the capital stock of InBev Holding Brasil S.A. (previously named Braco Investimentos S.A. and formerly Tinsel Participacoes Ltda.), a company incorporated under the laws of the Federative Republic of Brazil ("Braco"), and indirectly owns 98.64% of the capital stock of Empresa de Administracao e Participacoes S.A. - ECAP, a company incorporated under the laws of the Federative Republic of Brazil ("ECAP"). Braco and ECAP, together, hold 8,253,913,260 AmBev common shares. In exchange for the contribution of Tinsel Lux, InBev issued 141,712,000 new ordinary shares to BRC. Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev common shares and 11,398,181,319 new AmBev preferred shares to a Interbrew International B.V., a company organized under the laws of the Netherlands and a subsidiary of InBev ("IIBV") in connection with the consummation of the transactions contemplated by the Incorporacao Agreement (described below). See Items 2, 3, 4 and 6.

As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporacao Agreement (described below), InBev holds, directly and indirectly, 16,120,095,142 AmBev common shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 48% economic interest in AmBev. InBev also shares voting and dispositive power over an additional 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao") which is party to the AmBev Shareholders Agreement (described below) with Braco and ECAP relating to the parties' AmBev common shares. The Stichting Interbrew (the "Stichting") holds 321,712,000 InBev ordinary shares, representing approximately 56% of all issued and outstanding InBev ordinary shares. See Items 2, 3, 4 and 6.

In addition, BAC has elected not to accelerate its right to exercise the option described above to sell to AmBev Class A Shares of Quinsa, which was triggered as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement. See Item 6 below.

CUSIP NO. 74838Y20
--------------------------------------------------------------------------------
         Names of Reporting Persons
         EMPRESA DE ADMINISTRACAO E PARTICIPACOES S.A. - ECAP
   1
         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2     (a) [X]
         (b) [_]
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)
         AF
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                    7      Sole Voting Power
                           0
    Number of       ------------------------------------------------------------
     Shares         8      Shared Voting Power
  Beneficially             33,388,914 CLASS B COMMON SHARES*
  Owned by Each     ------------------------------------------------------------
    Reporting       9      Sole Dispositive Power
   Person with             0
                    ------------------------------------------------------------
                    10     Shared Dispositive Power
                           38,388,914 CLASS B COMMON SHARES*
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each Reporting Person
  11     38,388,914 CLASS B COMMON SHARES*
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
  12     Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
  13     77.3%*
--------------------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
  14     HC
--------------------------------------------------------------------------------

*/ On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa) Societe Anonyme. (the "Issuer" or "Quinsa"). On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev ("Dunvegan"), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC"). In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As
of the date hereof, AmBev, through its subsidiaries, owns approximately [   ]%
(not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken"), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement (described below) were consummated. Accordingly, BRC S.a.R.L. contributed to Inbev SA, formerly Interbrew S.A. ("InBev"), 100% of the capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg ("Tinsel Lux"), which directly owns 100% of the capital stock of InBev Holding Brasil S.A. (previously named Braco Investimentos S.A. and formerly Tinsel Participacoes Ltda.), a company incorporated under the laws of the Federative Republic of Brazil ("Braco"), and indirectly owns 98.64% of the capital stock of Empresa de Administracao e Participacoes S.A. - ECAP, a company incorporated under the laws of the Federative Republic of Brazil ("ECAP"). Braco and ECAP, together, hold 8,253,913,260 AmBev common shares. In exchange for the contribution of Tinsel Lux, InBev issued 141,712,000 new ordinary shares to BRC. Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev common shares and 11,398,181,319 new AmBev preferred shares to a Interbrew International B.V., a company organized under the laws of the Netherlands and a subsidiary of InBev ("IIBV") in connection with the consummation of the transactions contemplated by the Incorporacao Agreement (described below). See Items 2, 3, 4 and 6.

As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporacao Agreement (described below), InBev holds, directly and indirectly, 16,120,095,142 AmBev common shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 48% economic interest in AmBev. InBev also shares voting and dispositive power over an additional 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao") which is party to the AmBev Shareholders Agreement (described below) with Braco and ECAP relating to the parties' AmBev common shares. The Stichting Interbrew (the "Stichting") holds 321,712,000 InBev ordinary shares, representing approximately 56% of all issued and outstanding InBev ordinary shares. See Items 2, 3, 4 and 6.

In addition, BAC has elected not to exercise its right to exercise the option described above to sell to AmBev Class A Shares of Quinsa, which was triggered as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement. See Item 6 below.

CUSIP NO. 74838Y20
--------------------------------------------------------------------------------
         Names of Reporting Persons
         INBEV HOLDING BRASIL S.A.
   1
         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2     (a) [X]
         (b) [_]
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)
         AF
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                    7      Sole Voting Power
                           0
    Number of       ------------------------------------------------------------
     Shares         8      Shared Voting Power
  Beneficially             33,388,914 CLASS B COMMON SHARES*
  Owned by Each     ------------------------------------------------------------
    Reporting       9      Sole Dispositive Power
   Person with             0
                    ------------------------------------------------------------
                    10     Shared Dispositive Power
                           38,388,914 CLASS B COMMON SHARES*
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each Reporting Person
  11     38,388,914 CLASS B COMMON SHARES*
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
  12     Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
  13     77.3%*
--------------------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
  14     00
--------------------------------------------------------------------------------

*/ On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa) Societe Anonyme. (the "Issuer" or "Quinsa"). On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev ("Dunvegan"), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC"). In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.97% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken"), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement (described below) were consummated. Accordingly, BRC S.a.R.L. contributed to Inbev SA, formerly Interbrew S.A. ("InBev"), 100% of the capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg ("Tinsel Lux"), which directly owns 100% of the capital stock of InBev Holding Brasil S.A. (previously named Braco Investimentos S.A. and formerly Tinsel Participacoes Ltda.), a company incorporated under the laws of the Federative Republic of Brazil ("Braco"), and indirectly owns 98.64% of the capital stock of Empresa de Administracao e Participacoes S.A. - ECAP, a company incorporated under the laws of the Federative Republic of Brazil ("ECAP"). Braco and ECAP, together, hold 8,253,913,260 AmBev common shares. In exchange for the contribution of Tinsel Lux, InBev issued 141,712,000 new ordinary shares to BRC. Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev common shares and 11,398,181,319 new AmBev preferred shares to a Interbrew International B.V., a company organized under the laws of the Netherlands and a subsidiary of InBev ("IIBV") in connection with the consummation of the transactions contemplated by the Incorporacao Agreement (described below). See Items 2, 3, 4 and 6.

As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporacao Agreement (described below), InBev holds, directly and indirectly, 16,120,095,142 AmBev common shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 48% economic interest in AmBev. InBev also shares voting and dispositive power over an additional 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao") which is party to the AmBev Shareholders Agreement (described below) with Braco and ECAP relating to the parties' AmBev common shares. The Stichting Interbrew (the "Stichting") holds 321,712,000 InBev ordinary shares, representing approximately 56% of all issued and outstanding InBev ordinary shares. See Items 2, 3, 4 and 6.

In addition, BAC has elected not to accelerate its right to exercise the option described above to sell to AmBev Class A Shares of Quinsa, which was triggered as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement. See Item 6 below.

CUSIP NO. 74838Y20
--------------------------------------------------------------------------------
         Names of Reporting Persons
         TINSEL INVESTMENTS S.A.
   1
         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2     (a) [X]
         (b) [_]
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)
         AF
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization
         LUXEMBOURG
--------------------------------------------------------------------------------
                    7      Sole Voting Power
                           0
    Number of       ------------------------------------------------------------
     Shares         8      Shared Voting Power
  Beneficially             33,388,914 CLASS B COMMON SHARES*
  Owned by Each     ------------------------------------------------------------
    Reporting       9      Sole Dispositive Power
   Person with             0
                    ------------------------------------------------------------
                    10     Shared Dispositive Power
                           38,388,914 CLASS B COMMON SHARES*
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each Reporting Person
  11     38,388,914 CLASS B COMMON SHARES*
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
  12     Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
  13     77.3%*
--------------------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
  14     OO
--------------------------------------------------------------------------------

*/ On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa) Societe Anonyme. (the "Issuer" or "Quinsa"). On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev ("Dunvegan"), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC"). In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.97% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken"), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement (described below) were consummated. Accordingly, BRC S.a.R.L. contributed to Inbev SA, formerly Interbrew S.A. ("InBev"), 100% of the capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg ("Tinsel Lux"), which directly owns 100% of the capital stock of InBev Holding Brasil S.A. (previously named Braco Investimentos S.A. and formerly Tinsel Participacoes Ltda.), a company incorporated under the laws of the Federative Republic of Brazil ("Braco"), and indirectly owns 98.64% of the capital stock of Empresa de Administracao e Participacoes S.A. - ECAP, a company incorporated under the laws of the Federative Republic of Brazil ("ECAP"). Braco and ECAP, together, hold 8,253,913,260 AmBev common shares. In exchange for the contribution of Tinsel Lux, InBev issued 141,712,000 new ordinary shares to BRC. Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev common shares and 11,398,181,319 new AmBev preferred shares to a Interbrew International B.V., a company organized under the laws of the Netherlands and a subsidiary of InBev ("IIBV") in connection with the consummation of the transactions contemplated by the Incorporacao Agreement (described below). See Items 2, 3, 4 and 6.

As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporacao Agreement (described below), InBev holds, directly and indirectly, 16,120,095,142 AmBev common shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 48% economic interest in AmBev. InBev also shares voting and dispositive power over an additional 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao") which is party to the AmBev Shareholders Agreement (described below) with Braco and ECAP relating to the parties' AmBev common shares. The Stichting Interbrew (the "Stichting") holds 321,712,000 InBev ordinary shares, representing approximately 56% of all issued and outstanding InBev ordinary shares. See Items 2, 3, 4 and 6.

In addition, BAC has elected not to accelerate its right to exercise the option described above to sell to AmBev Class A Shares of Quinsa, which was triggered as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement. See Item 6 below.

CUSIP NO. 74838Y20
--------------------------------------------------------------------------------
         Names of Reporting Persons
         INTERBREW INTERNATIONAL B.V.
   1
         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2     (a) [_]
         (b) [X]
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)
         AF
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization
         THE NETHERLANDS
--------------------------------------------------------------------------------
                    7      Sole Voting Power
                           0
    Number of       ------------------------------------------------------------
     Shares         8      Shared Voting Power
  Beneficially             33,388,914 CLASS B COMMON SHARES*
  Owned by Each     ------------------------------------------------------------
    Reporting       9      Sole Dispositive Power
   Person with             0
                    ------------------------------------------------------------
                    10     Shared Dispositive Power
                           38,388,914 CLASS B COMMON SHARES*
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each Reporting Person
  11     38,388,914 CLASS B COMMON SHARES*
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
  12     Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
  13     77.3%*
--------------------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
  14     OO
--------------------------------------------------------------------------------

*/ On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa) Societe Anonyme. (the "Issuer" or "Quinsa"). On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev ("Dunvegan"), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC"). In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.97% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken"), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement (described below) were consummated. Accordingly, BRC S.a.R.L. contributed to Inbev SA, formerly Interbrew S.A. ("InBev"), 100% of the capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg ("Tinsel Lux"), which directly owns 100% of the capital stock of InBev Holding Brasil S.A. (previously named Braco Investimentos S.A. and formerly Tinsel Participacoes Ltda.), a company incorporated under the laws of the Federative Republic of Brazil ("Braco"), and indirectly owns 98.64% of the capital stock of Empresa de Administracao e Participacoes S.A. - ECAP, a company incorporated under the laws of the Federative Republic of Brazil ("ECAP"). Braco and ECAP, together, hold 8,253,913,260 AmBev common shares. In exchange for the contribution of Tinsel Lux, InBev issued 141,712,000 new ordinary shares to BRC. Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev common shares and 11,398,181,319 new AmBev preferred shares to a Interbrew International B.V., a company organized under the laws of the Netherlands and a subsidiary of InBev ("IIBV") in connection with the consummation of the transactions contemplated by the Incorporacao Agreement (described below). See Items 2, 3, 4 and 6.

As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporacao Agreement (described below), InBev holds, directly and indirectly, 16,120,095,142 AmBev common shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 48% economic interest in AmBev. InBev also shares voting and dispositive power over an additional 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao") which is party to the AmBev Shareholders Agreement (described below) with Braco and ECAP relating to the parties' AmBev common shares. The Stichting Interbrew (the "Stichting") holds 321,712,000 InBev ordinary shares, representing approximately 56% of all issued and outstanding InBev ordinary shares. See Items 2, 3, 4 and 6.

In addition, BAC has elected not to exercise its right to exercise the option described above to sell to AmBev Class A Shares of Quinsa, which was triggered as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement. See Item 6 below.

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D filed on September 2, 2004 on behalf of InBev SA, Stichting Interbrew, Eugenie Patri Sebastien S.A., Empresa de Administracao e Participacoes S.A.-ECAP, InBev Holding Brasil SA (formerly Braco Investimentos S.A.), Tinsel Investments S.A. and Interbrew International B.V. relating to the Class B common shares, without par value (the "Quinsa Class B Shares"), of Quilmes Industrial (Quinsa) Societe Anonyme, a Luxembourg corporation ("Quinsa"). The Quinsa Class B Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents two Quinsa Class B Shares, evidenced by American Depositary Receipts ("ADRs"). The address of Quinsa's principal executive offices is Teniente General Peron 667, Buenos Aires, Argentina, 1038.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On October 29, 2004, Companhia Bebidas das Americas-AmBev ("AmBev") issued a press release in connection with Beverage Associates (BAC) Corp.'s decision not to accelerate the exercise of the Put Option in connection with the consummation of the transactions contemplated by the Contribution and Subscription Agreement. The press release is attached as Exhibit 2.27 to this Amendment No. 1 and is hereby incorporated by reference herein.

                    ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.   Description
-----------   -----------


2.1 Share Exchange Agreement dated as of May 1, 2002, between AmBev and Quinsa (incorporated by reference to Exhibit 2.1 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.2 Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (incorporated by reference to Exhibit 2.2 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.3 Amendment No. 1 to Stock Purchase Agreement dated as of January 31, 2003, between BAC and AmBev (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.4 Letter Agreement dated January 13, 2002, between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.5 Quinsa Shareholders Agreement dated as of January 31, 2003, among Quinsa, AmBev and BAC (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.6 Registration Rights Agreement dated as of January 31, 2003, among BAC and AmBev (incorporated by reference to Exhibit 2.6 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.7 AmBev Share Transfer Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundacao and AmBev (incorporated by reference to Exhibit 2.7 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

Exhibit No.   Description
-----------   -----------

2.8 AmBev Governance Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundacao and AmBev (incorporated by reference to Exhibit 2.8 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.9 Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.10 Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit
              2.10 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.11 Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa - English Translation (incorporated by reference to Exhibit 2.11 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.12 Contribution and Subscription Agreement dated March 3, 2004 among S-Braco, Braco, the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit 2.1 to the Schedule 13D relating to AmBev filed by InBev, the Stichting and EPS (the "Original Reporting Persons") on March 15, 2004).

2.13          Incorporacao Agreement dated March 3, 2004 among AmBev,
              InBev, Mergeco and Labatt (incorporated by reference to Exhibit 2.2 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.14 Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to Exhibit 2.3 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.15 Lock-up Agreement dated March 2, 2004 among InBev, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to
              Exhibit 2.4 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.16 Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting (incorporated by reference to Exhibit 2.5 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

Exhibit No.   Description
-----------   -----------

2.17 Shareholders' Agreement of AmBev executed on July 1, 1999 between the Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev filed on October 27, 2000 by the Fundacao, Braco S.A. and ECAP).

2.18 First Amendment to the AmBev Shareholders' Agreement (incorporated by reference to Exhibit 2.7 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.19          Form of Amended InBev By-laws (incorporated by reference to
              Exhibit 2.8 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.20          Form of Amended Stichting By-laws (incorporated by reference to
              Exhibit 2.9 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.21 Form of Amended Stichting Conditions of Administration (incorporated by reference to Exhibit 2.10 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2,
              2004).

2.22 Joint Filing Agreement pursuant to Rule 13d-1(k) (incorporated by reference to the Schedule 13D filed by the Reporting Person on September 2, 2004).

2.23          Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr.
              Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.24 Consent and Indemnity Agreement dated as of May 24, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to the Amendment No. 1 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 27, 2004).

2.25 Shareholders' Voting Rights Agreement and Other Covenants, dated as of August 25, 2004, among Santa Erika Ltd, Santa Roseli Ltd., Santa Heloisa Ltd and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (Incorporated by reference to Exhibit C to the Schedule 13D relating to AmBev filed by the BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles on September 1, 2004.

2.26 Letter Agreement dated July 16, 2004 between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.19 to the Schedule 13D relating to Quinsa filed by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles on September 2, 2004).

2.27          Press Release of AmBev dated October 29, 2004.

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 4, 2004

                                            INBEV SA


                                            by    /s/ John Brock
                                              ----------------------------------
                                            Name:  John Brock
                                            Title: Chief Executive Officer


                                            by   /s/ Francois Jaclot
                                              ----------------------------------
                                            Name:  Francois Jaclot
                                            Title: Chief Financial Officer

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 4, 2004

                                        STICHTING INTERBREW


                                        by  /s/ Carlos Alberto da Veiga Sicupira
                                          --------------------------------------
                                        Name:  Carlos Alberto da Veiga Sicupira
                                        Title: Member of the Board


                                            by  /s/ Phillippe de Spoelberch
                                              ----------------------------------
                                            Name:  Phillippe de Spoelberch
                                            Title: Member of the Board

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 4, 2004

                                            EUGENIE PATRI SEBASTIEN S.A.


                                            by  /s/ Phillippe de Spoelberch
                                              ----------------------------------
                                            Name:   Phillippe de Spoelberch
                                            Title:  Director


                                            by  /s/ Arnoud de Pret
                                              ----------------------------------
                                            Name:   Arnoud de Pret
                                            Title:  Director


                                            by  /s/ Pascal Minne
                                              ----------------------------------
                                            Name:   Pascal Minne
                                            Title:  Director

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 4, 2004

                                            EMPRESA DE ADMINISTRACAO E
                                            PARTICIPACOES S.A. - ECAP


                                            by  /s/ Jose Roberto Opice
                                              ----------------------------------
                                            Name:  Jose Roberto Opice
                                            Title: Officer


                                            by  /s/ Carlos Jose Rolim de Mello
                                              ----------------------------------
                                            Name:  Carlos Jose Rolim de Mello
                                            Title: Officer

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 4, 2004

                                            INBEV HOLDING BRASIL S.A.


                                            by  /s/ Jose Roberto Opice
                                              ----------------------------------
                                            Name:  Jose Roberto Opice
                                            Title: Officer


                                            by  /s/ Carlos Jose Rolim de Mello
                                              ----------------------------------
                                            Name:  Carlos Jose Rolim de Mello
                                            Title: Officer

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 4, 2004

                                            TINSEL INVESTMENTS S.A.


                                            by    /s/ Benoit Loore
                                              ----------------------------------
                                            Name:   Benoit Loore
                                            Title:  Director


                                            by    /s/ Jean Louis Van de Perre
                                              ----------------------------------
                                            Name:   Jean Louis Van de Perre
                                            Title:  Director

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 4, 2004

                                            INTERBREW INTERNATIONAL B.V.


                                            by   /s/ Myriam Beatove y Calvera
                                              ----------------------------------
                                            Name:   Myriam Beatove y Calvera
                                            Title:  Director


                                            by   /s/ Philip Goris
                                              ----------------------------------
                                            Name:   Philip Goris
                                            Title:  Director

                                  EXHIBIT INDEX

Exhibit No.   Description
-----------   -----------


2.1 Share Exchange Agreement dated as of May 1, 2002, between AmBev and Quinsa (incorporated by reference to Exhibit 2.1 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.2 Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (incorporated by reference to Exhibit 2.2 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.3 Amendment No. 1 to Stock Purchase Agreement dated as of January 31, 2003, between BAC and AmBev (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.4 Letter Agreement dated January 13, 2002, between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.5 Quinsa Shareholders Agreement dated as of January 31, 2003, among Quinsa, AmBev and BAC (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.6 Registration Rights Agreement dated as of January 31, 2003, among BAC and AmBev (incorporated by reference to Exhibit 2.6 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.7 AmBev Share Transfer Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundacao and AmBev (incorporated by reference to Exhibit 2.7 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

Exhibit No.   Description
-----------   -----------

2.8 AmBev Governance Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundacao and AmBev (incorporated by reference to Exhibit 2.8 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.9 Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.10 Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit
              2.10 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.11 Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa - English Translation (incorporated by reference to Exhibit 2.11 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.12 Contribution and Subscription Agreement dated March 3, 2004 among S-Braco, Braco, the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit 2.1 to the Schedule 13D relating to AmBev filed by InBev, the Stichting and EPS (the "Original Reporting Persons") on March 15, 2004).

2.13          Incorporacao Agreement dated March 3, 2004 among AmBev,
              InBev, Mergeco and Labatt (incorporated by reference to Exhibit 2.2 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.14 Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to Exhibit 2.3 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.15 Lock-up Agreement dated March 2, 2004 among InBev, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to
              Exhibit 2.4 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.16 Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting (incorporated by reference to Exhibit 2.5 to the Schedule 13D relating to AmBev filed by the Original Exhibit 2.5 to Reporting Persons on March 15, 2004).

Exhibit No.   Description
-----------   -----------

2.17 Shareholders' Agreement of AmBev executed on July 1, 1999 between the Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev filed on October 27, 2000 by the Fundacao, Braco S.A. and ECAP).

2.18 First Amendment to the AmBev Shareholders' Agreement (incorporated by reference to Exhibit 2.7 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.19          Form of Amended InBev By-laws (incorporated by reference to
              Exhibit 2.8 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.20          Form of Amended Stichting By-laws (incorporated by reference to
              Exhibit 2.9 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.21 Form of Amended Stichting Conditions of Administration (incorporated by reference to Exhibit 2.10 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2,
              2004).

2.22 Joint Filing Agreement pursuant to Rule 13d-1(k) (incorporated by reference to the Schedule 13D filed by the Reporting Persons on September 2, 2004).

2.23          Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr.
              Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.24 Consent and Indemnity Agreement dated as of May 24, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to the Amendment No. 1 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 27, 2004).

2.25 Shareholders' Voting Rights Agreement and Other Covenants, dated as of August 25, 2004, among Santa Erika Ltd, Santa Roseli Ltd., Santa Heloisa Ltd and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (Incorporated by reference to Exhibit C to the Schedule 13D relating to AmBev filed by the BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles on September 1, 2004.

2.26 Letter Agreement dated July 16, 2004 between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.19 to the Schedule 13D relating to Quinsa filed by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles on September 2, 2004).

2.27          Press Release of AmBev dated October 29, 2004.